John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

August 1, 2024

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549

Re:	Baiya International Group Inc.
Registration Statement on Form F-1
Filed October 31, 2023
File No. 333-275232

Dear Sir/Madam:

On behalf of Baiya International Group Inc. (the “Company”), we are responding to the Staff’s comment letter dated November 29, 2023, related to the above referenced Registration Statement on Form F-1.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Form F-1 filed October 31, 2023

Cover Page

1.	We note the changes you made, among others, to your discussion of the legal and operational risk associated with your VIE operations in China through the Contractual Arrangements. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your amendment filed on February 14, 2023 warranting revised disclosure to mitigate the challenges you face concerning the impact of the PRC government and related disclosures. The Sample Letters to China- Based Companies sought specific disclosure relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please restore your disclosures here and in all other places where you discuss the legal risks of operating in China to the disclosures as they existed in the registration statement as of February 14, 2023.

RESPONSE:	In response to the Staff’s comments, the Company has revised and restored its disclosures on the Cover Page and other disclosures related to the legal risks of operating in China, to the extent applicable, as they existed in the registration statement as of February 14, 2023.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

August 1, 2024

2.	We note that your PRC legal counsel has advised that you need to file with the CRSC under the New Administrative Rules Regarding Overseas Listings. Please update your disclosure on the status of your filing with the CSRC.

RESPONSE:	In response to the Staff’s comments, the Company respectfully advises that the disclosure on Cover Page and pages 13, 41, 55, 12 and 123 have been revised to state that the Company has completed the filing with the CSRC and received approval from the CSRC on June 27, 2024.

In addition, the Company has revised the Registration Statement to include a resale prospectus to be used by selling shareholders of up to 1,500,000 ordinary shares of the Company. Furthermore, the Company has included the updated financial statements dated as of December 31, 2023 and relevant disclosures in the Amendment No. 4 to Draft Registration Statement on Form F-1.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

cc:	Weilai Zhang, Chairman of Baiya International Group Inc.
Siyu Yang, CEO of Baiya International Group Inc.
Dian Zhang, CFO of Baiya International Group Inc.
Fang Liu, Partner, VCL Law LLP

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com